Exhibit 12.1

DeCrane Aircraft Holdings, Inc.

Computation of Earnings to Fixed Charges Ratios

(dollars in thousands)

	Year Ended December 31,
					1998
					Four Months Ended December 31, 1998	Eight Months Ended August 31, 1998
	2001	2000		1999				1997
		(Successor)				(Predecessor)
Earnings:
Income (loss) before provision for income taxes and extraordinary item	$(12,814)	$9,884		$(3,418)	$(2,992)	$6,081		$8,598

Minority interest in income of subsidiary with fixed charges	148	228		197	82	48		112

Fixed charges	40,410	42,923		29,123	7,217	3,117		3,842
Total earnings	$27,744	$53,035		$25,902	$4,307	$9,246		$12,552

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs (1)	$39,001	$41,623		$27,918	$6,852	$2,350		$3,154

Interest component of rentals (2)	1,409	1,300		1,205	365	767		688
Total fixed charges	$40,410	$42,923		$29,123	$7,217	$3,117		$3,842

Ratio of Earnings to Fixed Charges:
Ratio	—	1.2	x	—	—	3.0	x	3.3	x
Deficiency	$12,666	$—		$3,221	$2,910	$—		$—

(1)       None capitalized.

(2)       Reflects one-third of rental expense under operating leases considered to represent interest costs.